UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 29, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 September 2017

Amec Foster Wheeler plc
(the "Company")

Intention to issue and allot securities

The Company announces that on 2 October 2017 2,706,786 ordinary shares of 50 pence each in the Company (the "New Ordinary Shares") will be issued and allotted to Computershare Trustees (Jersey) Limited for nominal value, for the purpose of satisfying outstanding awards and options granted under the Amec Foster Wheeler plc Long Term Incentive Plan 2015 as and when they fall due.

Applications will be made for admission of the New Ordinary Shares to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange (together "Admission"). Admission is expected to occur at 8.00am on 2 October 2017.

Contact name: Alison Yapp

Chief General Counsel and Company Secretary, Amec Foster Wheeler plc

Telephone number:       +44 (0)20 3215 1700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary